

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

July 3, 2017

Jack Dorsey
Chief Executive Officer
Twitter, Inc.
1355 Market Street, Suite 900
San Francisco, CA 94103

>   **Re: Twitter, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2016**
>   **Filed February 27, 2017**
>   **File No. 001-36164**

Dear Mr. Dorsey:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                      Sincerely,

                                       /s/ Kathleen Collins

                                       Kathleen Collins
                                       Accounting Branch Chief
                                       Office of Information Technologies
                                       and Services

cc: Lisa Stimmell, Esq.
        Wilson Sonsini Goodrich & Rosati